

July 8, 2014

Via E-mail
Mr. Richard R. Wheeler
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court
Suite 800
Newport Beach, CA 92660

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-33480**

Dear Mr. Wheeler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Properties, page 37</u>

1. We read on page 13 that you own 229 fueling stations. Either disclose the locations of these fueling stations or tell us why disclosure is not necessary. If the 85 ANGH stations discussed on page 11 are not included in the 229 fueling stations, please also disclose the locations of ANGH stations. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

2. We note your discussion at the top of page 46 regarding ANGH stations located at Pilot Flying J Travel Centers. Please tell us what is meant by your statement that you are "entitled to recoup" all of your investments in ANGH stations built at Pilot locations plus a defined return. In doing so, specify how recovery of your investment will occur and clarify how you present these activities within your statements of operations both before and after the recovery of your investment.

Results of Operations, page 54

3. Please include a discussion and analysis of changes in your income tax (expense) benefit for the periods presented. In doing so, ensure you discuss the impact of foreign operations on the income tax (expense) benefit. Please show us what your disclosures would have looked like for the periods presented in your filing. Since your foreign operating losses disclosed on page 113 appear to be substantially different than the foreign pre-tax losses disclosed on page 108, please also explain to us the reasons for the variations.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

(1) Summary of Significant Accounting Policies, page 74

Revenue Recognition, page 78

4. We note from your disclosure on page 49 that you generate and sell LCFS and RIN Credits. Please tell us how you account for these credits, including whether or not you record any accounting entries when they are generated. Also clarify the point, such as upon delivery or upon a commitment to sell, when you recognize credit revenues.

5. You disclose that the revenue allocated to the sale of fuel in your multiple element arrangements is recognized ratably over the term of the arrangement. Please clarify why fuel revenue is recognized ratably instead of when delivered.

Net Loss Per Share, page 80

6. We note that you include all 5 million shares underlying the GE warrants within your basic and diluted net loss per share calculations. Since your disclosures on page 102 indicate that certain underlying shares become exercisable upon events that have yet to occur, please tell us how you determined that all shares should be included within your basic and diluted EPS computations.

<u>(2) Acquisitions and Divestitures, page 82</u>

<u>BAF, page 84</u>

7. We note your sale of BAF, including BAF's 100% ownership interest of ServoTech, to Westport Innovations Inc. on June 28, 2013. Please tell us why you did not present BAF as discontinued operations pursuant to ASC 205-20-45-1. If you did not present BAF as discontinued operations due to the two year $5 million marketing agreement, tell us in detail why this agreement constitutes significant continuing involvement under ASC 205-20-55-15 through 55-17. Lastly, please tell us whether or not you received the expected $5 million payment during the first quarter of 2014.

<u>(17) Capitalized Lease Obligation and Receivables, page 114</u>

8. If sales-type leases are a significant part of your business activities in terms of revenue, net income or assets, please provide all disclosures required by ASC 840-30-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief